UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Dated May 2, 2011
Commission file number 001-15254

ENBRIDGE INC.
(Exact name of Registrant as specified in its charter)

Canada (State or other jurisdiction of incorporation or organization)	None (I.R.S. Employer Identification No.)
3000, 425 — 1st Street S.W.
Calgary, Alberta, Canada T2P 3L8
(Address of principal executive offices and postal code)
(403) 231-3900
(Registrants telephone number, including area code)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑
Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☑
Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by regulation S-T Rule 101(b)(7):

Yes ☐	No ☑
Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):
N/A

The following document is being submitted herewith:
•	Press Release dated April 27, 2011.
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENBRIDGE INC. (Registrant)
Date: May 2, 2011	By:	/s/”Alison T. Love”
Alison T. Love
Vice President, Corporate Secretary & Chief Compliance Officer

NEWS RELEASE
Enbridge Inc. to Hold Annual and Special Meeting of Shareholders and Issue First Quarter Results May 11
CALGARY, Alberta, April 27, 2011 — Enbridge Inc. (TSX, NYSE: ENB) will hold its Annual and Special Meeting of Shareholders in Calgary, Alberta on Wednesday, May 11, 2011.

When:	Wednesday, May 11, 2011 1:30 p.m. MT (3:30 p.m. ET)

Where:	The Metropolitan Conference Centre 333 4th Avenue S.W. Calgary, Alberta.
A live webcast of the Annual Meeting will be available at InvestorRelations/Events— please follow the Annual Meeting webcast link under Details. It will be archived and available for replay approximately two hours following the event; a transcript will also be available within 48 hours.
Members of the media interested in attending the meeting in person are asked to please register in advance by calling the Enbridge Media Line at 403-508-6563 or 888-992-0997.
First Quarter 2011 Earnings and Conference Call
Earlier in the day, Enbridge will host a conference call and webcast to discuss 2011 first quarter financial results and updates on Company developments as follow:

When:	Wednesday, May 11, 2011 7:00 a.m. MT (9:00 a.m. ET)
Analysts, members of the media and other interested parties can access the call:
International Dial in: 617-614-3922
Toll-free Dial-in: 1-800-291-5365
Passcode: 96103684
Replay International Dial: 617-801-6888
Replay Toll-Free Dial: 1-888-286-8010
Replay Passcode: 29951201
The call will be audio webcast live at InvestorRelations/Events. A webcast replay and podcast will be available approximately two hours after the conclusion of the event and a transcript will be posted to the website within 24 hours.
The conference call will begin with a presentation by the Company’s Chief Executive Officer and Chief Financial Officer followed by a question and answer period for the investment analyst community followed by media members.
During the meeting and conference call, the Company will review the financial results achieved in 2011 and the first quarter of 2011, and outline its strategic objectives. When used in the call, words such as “anticipate”, “expect”, “project”, and similar expressions are intended to identify such forward-looking statements. Although Enbridge believes that these statements are based on information and assumptions which are current, reasonable and complete, these statements are necessarily subject to a variety of risks and uncertainties pertaining to operating performance, regulatory parameters, economic conditions and commodity prices. You can find a discussion of those risks and uncertainties in our Canadian securities law and American SEC filings. While Enbridge makes these forward-looking statements in good faith, should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary significantly from those expected. Except as may be required by applicable securities laws, Enbridge assumes no obligation to publicly update or revise any forward-looking statements made herein or otherwise, whether as a result of new information, future events or otherwise.
About Enbridge
Enbridge Inc., a Canadian company, is a North American leader in delivering energy and one of the Global 100 Most Sustainable Corporations. As a transporter of energy, Enbridge operates, in Canada and the U.S., the world’s longest crude oil and liquids transportation system. The Company also has a growing involvement in the natural gas transmission and midstream businesses, and is expanding its interests in renewable and green energy technologies including wind and solar energy, hybrid fuel cells, geothermal and carbon dioxide sequestration. As a distributor of energy, Enbridge owns and operates Canada’s largest natural gas distribution company, and provides distribution services in Ontario, Quebec, New Brunswick and New York State. Enbridge employs approximately 6,400 people, primarily in Canada and the U.S. and is ranked as one of Canada’s Greenest Employers and one of the Top 100 Companies to Work for in Canada. Enbridge’s common shares trade on the Toronto and New York stock exchanges under the symbol ENB. For more information, visit enbridge.com.

FOR FURTHER INFORMATION PLEASE CONTACT:

Enbridge Inc. — Media Jennifer Varey (403) 508-6563 (888) 992-0997 Email: jennifer.varey@enbridge.com	Enbridge Inc. — Investment Community Guy Jarvis (403) 231-5719 Email: guy.jarvis@enbridge.com
Enbridge Investor Relations
403-231-5957 / 1-800-481-2804